EXHIBIT 3.25

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:08 PM 04/02/2008
FILED 12:06 PM 04/02/2008
SRV 080385431 - 4525958 FILE

CERTIFICATE OF FORMATION
OF
CARDINAL GAS STORAGE PARTNERS LLC

This Certificate of Formation of Cardinal Gas Storage Partners LLC (the “Company”) is being executed and filed by the undersigned authorized person for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et. seq.).
Article One
The name of the Company is Cardinal Gas Storage Partners LLC.

ARTICLE II
The address of the Company’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801. The name of its initial registered agent at such address is The Corporation Trust Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of April 2, 2008.

CARDINAL GAS STORAGE PARTNERS LLC

By: /s/ Jeff Ballew
Jeff Ballew, Authorized Person